EX-99.B-77G

                       WADDELL & REED ADVISORS BOND FUND

SUB-ITEM 77G(a):  Defaults on senior securities


1.   Federal Mogul Corporation


     $1,000,000 7.75% Bonds due 7/01/06
     CUSIP 313549AL1
     Company filed for Chapter 11 bankruptcy protection October 1, 2001. This is a monetary default, with a default date of January 30, 2002. Amount of default per $1,000 face amount is $213
     Total amount of default is $213,125